Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES E 0% REDEEMABLE CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Financial Officer of Exactus, Inc., a Nevada corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on May 9, 2019;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Certificate of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series; and

WHEREAS, all currency amounts set forth herein shall be stated in United States Dollars (USD).

NOW, THEREFORE, BE IT RESOLVED:

1. Designation and Authorized Shares. The Corporation shall be authorized to issue ten thousand (10,000) shares of Series E Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series E Preferred Stock”).

2. Stated Value. Each share of Series E Preferred Stock shall have a stated value of $1,000.00 per share (the “Stated Value”). The Series E Preferred Stock shall have no mandatory redemption date.

3.     Liquidation.

3.1 Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series E Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than), the par value thereof, plus accrued and unpaid dividends, distributions and Interest thereon. All preferential amounts to be paid to the holders of Series E Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of any other class or series of capital stock of the Corporation. If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series E Preferred Stock the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

3.2 Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4.
Voting.

Except as otherwise expressly required by law, each holder of Series E Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series E Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock (as defined below) such shares of Series E Preferred Stock are convertible into at such time, but not in excess of the conversion limitations set forth in Section 5 herein. Except as otherwise required by law, the holders of shares of Series E Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

5.
Conversion.

5.1 Conversion Right. Each share of Series E Preferred Stock shall be convertible into validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share of the Corporation (the “Common Stock”) on the terms and conditions set forth in this Section 5.

(a)  Holder’s Conversion Right. Subject to the provisions of Section 5.3 at any time or times on or after the Initial Issuance Date, each Holder shall be entitled to convert any whole number of Series E Preferred Stock into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 5.2 at the Conversion Rate (as defined below).

(b)  Conversion Rate. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each Preferred Share pursuant to Section 5.1(a) shall be determined according to the following formula (the “Conversion Rate”):

Base Amount
 Conversion Price

5.2  Conversion Procedure. In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series E Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series E Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within three (3) business days following the Conversion Notice Delivery Date, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”). In case of conversion under this Section 5 of only a part of the shares of Series E Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver to the holder or its designee a new certificate for the number of shares of Series E Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series E Preferred Stock so converted. Until such time as the certificate or certificates representing shares of Series E Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series E Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series E Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series E Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series E Preferred Stock. No fractional shares of Common Stock are to be issued upon the conversion of any Preferred Shares. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share.

5.3 Maximum Conversion.

(i)
Notwithstanding anything to the contrary set forth in this Certificate of Designations, at no time when the Series E Preferred Stock shall be convertible into shares of Common Stock hereunder (being any time after Stockholder Approval is obtained), may all or a portion of shares of Series E Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock or other voting stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time (the “4.99% Beneficial Ownership Limitation”), provided, however, that at any time by not less than sixty-one (61) days prior written request of the holder, the 4.99% Beneficial Ownership Limitation may be increased to 9.99% of all of the Common Stock outstanding at such time (the “9.99% Beneficial Ownership Limitation”)).

(ii)
By written notice to the Corporation, a holder of Series E Preferred Stock may from time to time decrease the 4.99% or 9.99% Beneficial Ownership Limitation, applicable at such time, to any other percentage specified in such notice.

(iii)
For purposes of this Section 5, in determining the number of outstanding shares of Common Stock, a holder of Series E Preferred Stock may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of a holder of Series E Preferred Stock, the Corporation shall within one (1) business day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including shares of Series E Preferred Stock, held by such holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported, which in any event are convertible or exercisable, as the case may be, into shares of the Corporation’s Common Stock within sixty (60) days’ of such calculation and which are not subject to a limitation on conversion or exercise analogous to the limitation contained herein. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

5.4 Vesting Condition - Market Price for Conversion. Notwithstanding anything to the contrary set forth in this Certificate of Designations, no shares of Series E Preferred Stock may be converted into Common Stock, and the Series E Preferred Stock shall not vest, until such time as the closing share price for the Corporation’s Common Stock shall have been not less than two dollars ($2.00) per share for a period of at least five (5) consecutive Trading Days, as reported by OTC Markets Group, Inc., or, if the OTC Market is not the principal trading market for the Common Stock, then as reported by the principal securities exchange or securities market on which the Common Stock is then traded.

6.
Other Provisions.

6.1 Reservation of Common Stock. The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series E Preferred Stock from time to time outstanding.

6.2 Record Holders. The Corporation and its transfer agent, if any, for the Series E Preferred Stock may deem and treat the record holder of any shares of Series E Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

7.
Optional Redemption at Optional Redemption Dates; Additional Covenants.

7.1 Interest on Unpaid Redemption Amounts. If the Corporation on any Partial Redemption Date fails to effect a required Optional Redemption, then the Corporation shall pay and each holder of Series E Preferred Stock shall be entitled to receive, with respect to each share of Series E Preferred Stock eligible for Optional Redemption then held by such holder on such dates, interest at a rate of six (6%) percent per annum (“Interest”) on the Stated Value of all shares of Series E Preferred Stock as to which an Optional Redemption is applicable, calculated for such purpose from such Partial Redemption Date until paid.

7.2 Payment Procedures. Redemption Payments and Interest shall be payable to holders of record, of Series E Preferred Stock as they appear on the stock books of the Corporation on such Redemption Dates or Interest payment dates pursuant to an Optional Redemption Right, if any.

7.3 Additional Covenants; Notice of a Fundamental Transaction; Optional Redemption Right. Until all of the Series E Preferred Stock has been converted or redeemed, by holder or otherwise satisfied in accordance with its terms:

No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Fundamental Transaction (as defined below), but not prior to the public announcement of such Fundamental Transaction, the Corporation shall deliver written notice thereof via email and facsimile to the holders of the Series E Preferred Stock, such notice specifying the terms of the Fundamental Transaction and the amount of net proceeds to the Corporation from same. At the closing of each Fundamental Transaction, but in any event not more than ten (10) Trading Days after closing of each Fundamental Transaction, upon receipt of written notice by the Corporation from a holder of Series E Preferred that such holder desires to elect an Optional Redemption which shall be payable solely from the net proceeds of such Fundamental Transaction (unless the holders shall prior to such closing date convert all of the Series E Preferred Stock to Common Stock or waive the Corporation’s redemption obligations and/or future redemption obligations with respect to some or all of the net proceeds of the Fundamental Transaction):

The Corporation shall redeem such portion of the Series E Preferred Stock as is outstanding on the closing date of the Fundamental Transaction (unless converted into Common Stock or Holder elects not to request Optional Redemption or such rights are waived) equal to the sum of:

(A) zero (0%) percent of the net proceeds of the Fundamental Transaction, after deduction of the amount of net proceeds to the Corporation, required to leave the Corporation (together with its Cash on Hand (as defined below) immediately prior to the completion of the Fundamental Transaction) with Cash on Hand of Five Million Dollars ($5,000,000); plus

(B) ten (10%) percent of the next Five Million Dollars ($5,000,000) of net proceeds of the Fundamental Transaction; plus

(C) 100% of the net proceeds of the Fundamental Transaction thereafter (until the Series E Preferred Stock is redeemed in full).

For illustrative purposes only, in the event that following notice of a Fundamental Transaction and the receipt of written notice from the holder of Series E Preferred Stock to elect an Optional Redemption payment, and there having been no prior Optional Redemption payments, if at the time of the occurrence of any Fundamental Transaction that results in net proceeds of $25,000,000, the Corporation has Cash on Hand of $3,000,000, then the Corporation shall receive the first $2,000,000 (100%) from the proceeds of the Fundamental Transaction to bring its Cash on Hand to $5,000,000, then the Corporation and the holders may each receive $4,500,000 and $500,000, respectively (90%/10%) from the next $5,000,000 of the Fundamental Transaction proceeds, then the holder may receive the remaining $9,500,000 from the next $18,000,000 of the net proceeds ($10,000,000 of total Optional Redemption payments).

In the event of a redemption of less than all of the Series E Preferred Stock, the Corporation shall promptly cause to be issued and delivered to the holder a new certificate for Series E Preferred Stock representing the remaining balance which has not been redeemed or converted.

8.
Certain Adjustments.

In the event that the Corporation shall (A) pay a dividend or make a distribution, in shares of Common Stock, on any class of capital stock of the Corporation or any subsidiary which is not directly or indirectly wholly owned by the Corporation, (B) split or subdivide its outstanding Common Stock into a greater number of shares, or (C) combine its outstanding Common Stock into a smaller number of shares, then in each such case the Conversion Price in effect immediately prior thereto shall be adjusted so that the holder of each share of the Series thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock that such holder would have owned or have been entitled to receive after the occurrence of any of the events described above had such share of the Series been converted immediately prior to the occurrence of such event. An adjustment made pursuant to this paragraph 8 shall become effective immediately after the close of business on the record date in the case of a dividend or distribution and shall become effective immediately after the close of business on the effective date in the case of such subdivision, split or combination, as the case may be.

9.
Certain Defined Terms.

9.1 “Base Amount” means, with respect to each share of Series E Preferred Stock, as of the applicable date of determination, the sum of (1) the Stated Value thereof, plus (2) the unpaid dividend amount thereon as of such date of determination.

9.2 “Cash on Hand” means (1) currency on hand (2) demand deposits with banks or financial institutions (3) other kinds of accounts that have the general characteristics of demand deposits (4) short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments maturing within three months from the date of acquisition qualify.

9.3 “Certificate of Designations” means this Certificate of Designations of Preferences, Rights and Limitations of Series E Convertible Preferred Stock.

9.4 “Conversion Price” means, with respect to each share of Series E Preferred Stock, as of any Conversion Date or other applicable date of determination, $1.60, subject to adjustment as provided herein.

9.5 “Fundamental Transaction” means directly or indirectly, in one or more related transactions: (i) the Corporation or any subsidiary realizes net proceeds from any equity or equity-linked financing during any fiscal quarter in an amount which would cause the cash or cash equivalents of the Corporation to exceed Five Million Dollars ($5,000,000), (ii) the Corporation consolidates or merges with or into (whether or not the Corporation or any of its Subsidiaries is the surviving corporation) any other Person, or (iii) the Corporation or any of its Subsidiaries sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its respective properties or assets to any other Person, provided that, in the event of a Fundamental Transaction under clause (ii) or (iii), neither such Fundamental Transaction will proceed without the consent of the holders holding a majority of the shares of Series E Preferred Stock unless all shares of Series E Preferred Stock then held by the holders are redeemed with Interest upon closing of such Fundamental Transaction.

9.6 “Partial Redemption Condition” means: (i) the occurrence of a Fundamental Transaction; and (ii) the receipt of written notice from the holder of Series E Preferred Stock to elect an Optional Redemption payment

9.7  “Partial Redemption Date” means the date when a Partial Redemption Condition has been satisfied and an optional redemption payment is required to be made to a holder as contemplated herein.

9.8 “Trading Days” means, as applicable, (x) with respect to all price determinations relating to the Common Stock, any day on which the Common Stock is traded on the OTC Market, or, if the OTC Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the holders or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The NASDAQ Venture Market (or any successor thereto) is open for trading of securities.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this __day of July, 2019.

By:____________________
Name: Kenneth Puzder
Title: Chief Financial Officer